EXHIBIT 99.1
Annual Meeting of Shareholders of
TC Energy Corporation (“TC Energy”)

May 7, 2021

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations, Section 11.3

1.Election of Directors

By resolution passed via ballot, the following 13 nominees were appointed as Directors of TC Energy to hold office until the next annual meeting of shareholders of TC Energy, or until their successors are earlier elected or appointed.  The results of the ballot were as follows:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Stéphan Crétier	656,284,647	99.56	2,918,661	0.44
Michael R. Culbert	657,941,215	99.81	1,262,093	0.19
Susan C. Jones	657,752,726	99.78	1,450,582	0.22
Randy Limbacher	657,653,683	99.76	1,549,626	0.24
John E. Lowe	639,280,144	96.98	19,923,164	3.02
David MacNaughton	656,227,734	99.55	2,975,574	0.45
François L. Poirier	658,277,481	99.86	925,827	0.14
Una Power	656,433,773	99.58	2,769,535	0.42
Mary Pat Salomone	617,281,517	93.64	41,921,791	6.36
Indira Samarasekera	656,284,177	99.56	2,919,131	0.44
D. Michael G. Stewart	642,226,240	97.42	16,977,068	2.58
Siim A. Vanaselja	599,020,724	90.87	60,182,584	9.13
Thierry Vandal	655,958,612	99.51	3,244,696	0.49

2.Appointment of Auditors

By a resolution passed via ballot, KPMG LLP, Chartered Professional Accountants, were appointed as auditors of TC Energy until the close of the next annual meeting of shareholders of TC Energy, and the directors were authorized to fix their remuneration. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
548,755,114	81.22	126,902,576	18.78

3.Advisory Vote on Executive Compensation

By resolution passed via ballot, on an advisory basis, TC Energy’s approach to Executive Compensation was approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
625,013,275	94.81	34,189,827	5.19

4.Approval of the Amendments to By-law Number 1

By resolution passed via ballot, amendments to By-law Number 1 of TC Energy were approved. The results of the ballot were as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
655,047,587	99.27	4,809,373	0.73